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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Courtney Lindsay
Kathleen Krebs
Joseph Cascarano
Robert Littlepage

Re:	HeadHunter Group PLC
Draft Registration Statement on Form F-1
Confidentially submitted on March 12, 2018
CIK No. 0001721181

Ladies and Gentlemen:

On behalf of HeadHunter Group PLC (the “Company”), set forth below are the Company’s responses to the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 submitted on a confidential basis to the Commission on March 12, 2018 (the “Draft Registration Statement”). An electronic version of the Registration Statement of the Company on Form F-1 (the “Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Registration Statement, five of which have been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Use of Proceeds, page 58

1.

We note your disclosure about the profit sharing arrangement between an affiliate of Mr. Ivan Tavrin and the Selling Shareholders. When known, please quantify the amount Mr. Tavrin’s affiliate will receive under this arrangement from the sale of ADSs by the Selling Shareholders in this offering. In addition, please clarify what material services Mr. Tavrin or his affiliate provided in connection with the Acquisition or the company.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

March 30, 2018

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised page 60 of the Registration Statement. Mr. Tavrin or his affiliate did not provide services in connection with the Acquisition or to the Company, and neither Mr. Tavrin nor his affiliate are affiliated with the Company. Instead, the profit sharing arrangement with Mr. Tavrin settles the Selling Shareholders’ obligation to Mr. Tavrin arising from his relinquishing a previously existing position as the preferred purchaser in the Acquisition. Mr. Tavrin originally acquired an option to purchase Headhunter FSU Limited from Mail.Ru in 2014, as announced by Mail.Ru on March 18, 2014. In March 2014, Highworld Investments Limited entered into non-exclusive discussions with Mr. Tavrin to form a consortium to purchase Headhunter FSU Limited. Negotiations with Mail.Ru commenced with Mr. Tavrin taking the lead. Ultimately, in June 2014, Mr. Tavrin negotiated with Highworld Investments Limited that he will not purchase Headhunter FSU Limited, such that Highworld Investments Limited was able to assume his already advanced negotiating position as Mail.Ru’s preferred purchaser, in return for an interest in any gains in the value of the investment that may be realized by Highworld Investments Limited. ELQ has in turn entered into a pro rata arrangement with Highworld Investments Limited. The Company has no obligations to Mr. Tavrin or his affiliate.

Related Party Transactions, page 140

2.	Please file as an exhibit the Share Purchase Agreement with Mail.Ru.

Response: The Company respectfully acknowledges the Staff’s comment. The Company concluded the Share Purchase Agreement with Mail.Ru (the “Agreement”) is not material to an investment decision and accordingly did not include the Agreement as an exhibit to its previous submissions. In this materiality analysis, the Company considered that the Share Purchase Agreement was signed more than two years ago, does not contain any material continuing obligations of the Company, and all matters of corporate governance following the offering are included in other agreements that will be filed as exhibits to the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles of LATHAM & WATKINS (London) LLP

cc:	GregoryMoiseev, HeadHunter Group PLC
Dmitry Sergienkov, HeadHunter Group PLC
J. David Stewart, Latham & Watkins LLP
Darina Lozovsky, White & Case LLP